DEATH BENEFIT GUARANTEE RIDER

This rider is attached to and part of Your policy. All policy definitions, provisions, and exceptions apply to this rider unless changed by this rider. The effective date of this rider is the same as the Policy Date. There is no charge to purchase this rider, however sufficient premiums under the policy are required to be paid in order for the rider provisions to apply.

DEATH BENEFIT GUARANTEE

If You meet the death benefit guarantee premium requirement described below, Your policy will not enter a grace period even if Your Net Policy Value is not sufficient to cover the Monthly Policy Charge on a Monthly Date.

DEATH BENEFIT GUARANTEE PREMIUM REQUIREMENT

The death benefit guarantee premium requirement on each Monthly Date is met if A is equal to or greater than B where:

A	is the sum of all premiums paid on the policy less any partial surrenders and any Loan Indebtedness; and

B	is the sum of the Death Benefit Guarantee Monthly Premiums from the Policy Date to the most recent Monthly Date.

The Death Benefit Guarantee Monthly Premium is shown on the Data Pages.

Monthly Policy Charges are deducted while the death benefit guarantee premium requirement is met. Monthly Policy Charges not deducted due to insufficient Net Policy Value will not accumulate while the death benefit guarantee premium requirement is met. However, You may have to pay additional premium on the Expiration Date of this rider to keep the policy in force.

CHANGES THAT AFFECT THE DEATH BENEFIT GUARANTEE PREMIUM

Your Death Benefit Guarantee Monthly Premium may change if an adjustment is made to Your policy, including but not limited to:

1.	Your Total Face Amount is increased or decreased (except due to partial withdrawals or changes to Death Benefit Options);

2.	change in risk class or tobacco status;

3.	a rider is added to or deleted from the policy.

If Your Death Benefit Guarantee Monthly Premium changes, We will send You new Data Pages which reflect the change. Also, as a result of a change, an additional premium may be required on the date of change in order to meet the new death benefit guarantee premium requirement.

PREMIUM NOTICE

If, on any Monthly Date, the death benefit guarantee premium requirement is not met, We will send You a notice of the premium required to maintain the guarantee. Even if the death benefit guarantee is no longer maintained, the policy may remain in force. You may have to pay an additional lump sum premium payment to keep the policy in force.

TERMINATION

This rider terminates on the first of:

1.	termination or maturity of Your policy;

2.	the Expiration Date of this rider shown on the Data Pages; or

3.
Our receipt of Your Notice to cancel this rider. The cancellation will be effective on the Monthly Date on or next following the date We receive Your Notice. We may require that You send Your policy to Our Home Office to record the cancellation.

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REINSTATEMENT

If this rider terminates, it may not be reinstated.

IMPACT TO POLICY PROVISIONS

The following policy provisions contained in this rider will replace the similar provisions in the policy until this rider terminates. After this rider terminates, the original policy provisions will apply.

CONTINUATION OF INSURANCE

This policy will continue in force, even if You do not make a premium or loan payment, as long as the Net Policy Value is sufficient to pay the Monthly Policy Charge which is due on the Monthly Date. If the Net Policy Value is not sufficient and the death benefit guarantee premium requirement is not met, the Grace Period provision in this rider will then apply.
GRACE PERIOD

A 61-day grace period will begin if the Net Policy Value on any Monthly Date is less than the Monthly Policy Charge and the death benefit guarantee premium requirement is not met. We will mail a notice of impending policy termination to Your last address known to Us and to any assignee on record. This notice will tell You the minimum required payment to keep the policy in force, payment instructions and the grace period end date and will be sent no earlier than, and within 30 days after, the policy processing day on which the insufficiency occurred.

If, by the end of the grace period, You have not paid to Our Home Office the minimum required payment, Your policy, including the privileges and rights of the owner(s), will terminate without value as of the end of the grace period. The payment must be honored by Your financial institution upon initial receipt to be considered a payment.

The minimum required payment is equal to the lesser of the amount specified in 1. or 2. below.
1.The amount equal to (A plus B) divided by C where:

A	is any amount by which Your Net Policy Value is less than zero at the start of the grace period after the Monthly Policy Charge is deducted;

B	is three Monthly Policy Charges; and

C	is 1 minus the Guaranteed Maximum Premium Expense Charge percentage.

2.	The amount equal to (A minus B) plus C where:

A	is the cumulative Death Benefit Guarantee Monthly Premiums due at the start of the grace period;

B	is the amount equal to all premiums paid minus the sum of the Loan Indebtedness and partial surrenders; and

C	is three Death Benefit Guarantee Monthly Premiums.
As stated in the Death Proceeds section, if the Insured dies during a grace period, then We will deduct from the death proceeds the lesser of any overdue Monthly Policy Charges and, if applicable, the amount required to meet any Death Benefit Guarantee Premium Requirement. If Your policy is on Death Benefit Option 1 and the Insured dies during a grace period for which the amount required under 1.B or 2.C above for the minimum required payment has been applied, We will add to the death proceeds a refund of such amount applied for any period beyond the Policy Month in which the Insured’s death occurred.
Principal Life Insurance Company Des Moines, Iowa 50392-0001

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